UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 8, 2021

CAARY CAPITAL LTD.

(Exact name of issuer as specified in its charter)

Province of Ontario, Canada	00-0000000
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

186 Bartley Drive, Toronto, Ontario, Canada, M4A 1E1

(Full mailing address of principal executive offices)

416-751-4242

(Issuer’s telephone number, including area code)

Class A Common Shares

Title of each class of securities issued pursuant to Regulation A

Item 4. Changes in Issuer’s Certifying Accountant

(a) Changes in Issuer’s Certifying Accountant:

On Caary Capital Ltd’s (“the Company”) July 26, 2021 Regulation A Offering Circular (“Offering Circular”) qualified by the SEC on November 5, 2021 (the “Qualification Date”), the Company listed MNP LLP (“MNP”) as its principal independent accounting firm for its audited financial statements.

On November 8, 2021, MNP resigned as the Company’s principal independent accounting firm.

MNP’s audit reports on the Company’s financial statements for the fiscal year ended September 30, 2020 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the period of October 4, 2019 (date of incorporation) to September 30, 2020 and the subsequent interim period through the date of this Report, there were (i) no disagreements between the Company and MNP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to MNP’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report, and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided MNP with a copy of the foregoing disclosures and requested it to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether MNP agrees with the statements made by the Company in the foregoing disclosures. A copy of the letter has been filed as Exhibit 9.1 to this report.

Exhibit	Description of Exhibit

9.1	Letter from MNP LLP to the Securities and Exchange Commission, dated November 15, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAARY CAPITAL LTD.

Dated: November 15, 2021	/s/ John MacKinlay
	Name:	John MacKinlay
	Title:	Chief Executive Officer

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